Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No._) pertaining to the State Street Corporation 2017 Stock Incentive Plan of our report dated February 21, 2019 (except for Note 1, as to which the date is May 2, 2019) with respect to the consolidated financial statements of State Street Corporation, included in its Current Report (Form 8-K) and our report dated February 21, 2019 with respect to the effectiveness of internal control over financial reporting of State Street Corporation, included in its Annual Report (Form 10-K), for the year ended December 31, 2018, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
September 20, 2019